UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DATA CORPORATION’S ACQUISITION OF DELL SYSTEMS CORPORATION AND OTHER COMPANIES, AND IT SERVICES-RELATED ASSETS

On March 28, 2016, the registrant filed with the Tokyo Stock Exchange a notice regarding NTT DATA Corporation’s acquisition of Dell Systems Corporation and other companies, and IT services-related assets.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
Name:	Yasutake Horinouchi
Title:	Vice President
Investor Relations Office

Date: March 28, 2016

March 28, 2016

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice Regarding NTT DATA Corporation’s Acquisition of Dell Systems Corporation and Other Companies, and IT Services-Related Assets

NTT DATA Corporation (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today that it agreed with Dell Inc. to acquire Dell Services from Dell Inc. For more details, please see the attached press release by NTT DATA.

This acquisition will not have a material impact on NTT’s consolidated results of operations for the fiscal year ending March 31, 2016.

For further inquiries, please contact:

Hiroshi Setoguchi or Tatsuya Watanabe
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-6838-5481
Fax: +81-3-6838-5499

March 28, 2016

Company Name: NTT DATA Corporation

Representative: Toshio Iwamoto, President and Chief Executive Officer

(Code: 9613, First section Tokyo Stock Exchange)

Contact: Keisuke Kusakabe, Head of IR Finance Department

Phone: +81-3-5546-9962

Notice Regarding Acquisition of Dell Systems Corporation and Other Companies,

and IT Services-Related Assets

NTT DATA Corporation (Representative Director and President: Toshio Iwamoto; headquartered in Kotou-ku, Tokyo, Japan) has entered into a definitive agreement with Dell Inc. through its subsidiary, NTT DATA International L.L.C. (President & CEO: John McCain; location: State of New York, U.S.A.; oversees subsidiaries in North America; capital: US$ 1,649 million) to acquire Dell Services. Dell Services includes Dell Systems Corporation (President: Suresh Vaswani; location: Plano, Texas, U.S.A.), Dell Technology & Solutions Limited (Director: Janet Wright; location: Ireland), Dell Services Pte. Ltd. (Director: Janet Wright; location: Singapore), and other IT-related business assets in North America and other countries. NTT DATA will acquire 100% of the shares of the above-mentioned three companies from Dell Inc. (a parent company of the three companies).

1. Overview

As an area of focus for its medium-term management plan, NTT DATA aims to “expand, enhance and strengthen its global business” and is actively working towards expanding its businesses overseas. NTT DATA has endeavored to expand its global operations thus far by forming capital alliances and establishing business operations, as well as by strengthening collaborations across business operations in order to provide seamless services to its clients both domestically and internationally.

Dell Services is primarily based in North America and provides cloud services, applications-related services and BPO services, and has a strong customer base with major clients in industry sectors such as healthcare, manufacturing, hospitality and financial services, as well as the federal government. In particular, Dell Services provides highly acclaimed vertical-specific digital solutions and BPO services to the healthcare sector with a focus on healthcare payers and providers. Through its acquisition of Dell Services, NTT DATA aims to expand its businesses in North America and at the same time strengthen its state-of-the-art services in the cloud and BPO services fields.

In connection with the acquisition, NTT DATA will bring in approximately 28,000 employees, primarily based in North America and India, and will consist of over 100,000 professionals, including approximately 70,000 personnel abroad.

2. Acquisition of Dell Systems Corporation and other companies

(1) Overview of the Companies to be Acquired

(1) Company Name	Dell Systems Corporation
(2) Location	Plano, Texas, U.S.A.
(3) Representative	President, Suresh Vaswani
(4) Main Business Activities	IT outsourcing, BPO, development and management of applications
(5) Date of Foundation	December 18, 1995
(6) Major Shareholders and Shareholding Ratios	Dell International LLC 100%
(7) Relationships between NTT DATA and Dell Systems Corporation	Capital Relationships	Not applicable
	Personnel Relationships	Not applicable
	Trading Relationships	Not applicable

(1) Company Name	Dell Technology & Solutions Limited
(2) Location	Ireland
(3) Representative	Director, Janet Wright
(4) Main Business Activities	IT outsourcing, BPO, development and management of applications
(5) Date of Foundation	May 26, 2003
(6) Major Shareholders and Shareholding Ratios	Dell Global B.V. 100%
(7) Relationships between NTT DATA and Dell Technology & Solutions Limited	Capital Relationships	Not applicable
	Personnel Relationships	Not applicable
	Trading Relationships	Not applicable

(1) Company Name	Dell Services Pte. Ltd.
(2) Location	Singapore
(3) Representative	Director, Janet Wright
(4) Main Business Activities	IT outsourcing, BPO, development and management of applications
(5) Date of Foundation	June 12, 1996
(6) Major Shareholders and Shareholding Ratios	Dell Global B.V. 100%
(7) Relationships between NTT DATA and Dell Services Pte. Ltd.	Capital Relationships	Not applicable
	Personnel Relationships	Not applicable
	Trading Relationships	Not applicable

Note: Pursuant to the terms of the confidentiality agreement between the parties, details other than those mentioned above will not be disclosed.

(2) Overview of Seller

(1) Company Name	Dell Inc.
(2) Location	Texas, U.S.A.
(3) Representative	Chairman of the Board, CEO, Michael Dell
(4) Main Business Activities	Computer technology
(5) Date of Foundation	February 1, 1984
(6) Relationships between NTT DATA and Dell Inc.	Capital Relationships	Not applicable
	Personnel Relationships	Not applicable
	Trading Relationships	Not applicable
	Applicability of Related Parties	Not applicable

(3) Number of Shares to be Acquired, and Share Ownership before and after the Acquisition

	Dell Systems Corporation	Dell Technology & Solutions Limited	Dell Services Pte. Ltd.
(1) Number of Shares Held before the Acquisition	0 shares (Percentage of voting rights held: 0%)	0 shares (Percentage of voting rights held: 0%)	0 shares (Percentage of voting rights held: 0%)
(2) Number of Shares to be Acquired	1,000 shares	44,400 shares	2,000,000 shares
(3) Number of Shares to be Held after the Acquisition	1,000 shares (Percentage of voting rights held: 100%)	44,400 shares (Percentage of voting rights held: 100%)	2,000,000 shares (Percentage of voting rights held: 100%)

3. Acquisition of IT Services-related Assets

(1) Overview

①	Description of IT Services-related Assets

IT outsourcing, BPO, development and management of applications, among others

②	Assets and Liabilities, and Values

Pursuant to the terms of the confidentiality agreement between the parties, details of assets and liabilities of the target companies will not be disclosed.

③	Payment Method

Pursuant to the terms of the confidentiality agreement between the parties, details of the payment method will not be disclosed.

(2) Overview of Parties

Please refer to 2.(2) above.

(3) Overview of Accounting Method

- Acquisition method

- An estimate of goodwill is currently under calculation.

4. Results of Business Operations of the companies and Business Segments to be Acquired

(1) Results of Business Operations

Operating Revenues of the companies and Business Segments to be Acquired

Fiscal Year Ended January 31, 2014	Fiscal Year Ended January 31, 2015	Fiscal Year Ended January 31, 2016
US$ 2,903 million	US$ 2,929 million	US$2,826 million

Note: Figures above are limited to the total estimated amount of the companies and business segment to be acquired.

(2) Acquisition Price of Shares and Business Segments to be Acquired

US$ 3,055 million (estimate)

Advisory and Other Costs: To be determined

Note: Figure above is the total value of shares acquired and business operations planned for transfer.

5. Schedule

(1) Resolution of the Board of Directors of Subsidiaries	March 28, 2016 (Japan Standard Time)
(2) Date of Agreement Signing	March 28, 2016 (Japan Standard Time)
(3) Date of Share Acquisition	To be determined
(4) Business Segment Acquisition Date	To be determined

6. Outlook

While the future outlook is currently under detailed review, NTT DATA does not expect any material effect on its consolidated business forecast for the fiscal year ending March 31, 2016.

(Reference) Forecasts for the Consolidated Results for the Fiscal Year Ending March 31, 2016 (as announced on May 8, 2015) and Consolidated Results for the Year Ended March 31, 2015

(Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income Attributable to Owners of Parent
Forecasts of Consolidated Results for the year ending March 31, 2016	1,540,000	100,000	95,000	56,000
Consolidated business results for the year ended March 31, 2015	1,511,812	84,013	77,909	32,144

For further inquiries, please contact (media relations):

NTT DATA Corporation

Public Relations Department

Phone: +81-3-5546-8051